Exhibit 99.1

Starfield Reports Results For The Fourth Quarter And Year Ended February 28, 2011

/NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE U.S./

TORONTO, May 3, 2011 /CNW/ - Starfield Resources Inc. (TSX: SRU)("Starfield", "the Company")  today announced that its financial results for the fourth quarter and year ended February 28, 2011 have been filed on SEDAR.

For the three and 12-month periods ended February 28, 2011, Starfield incurred costs for exploration and related equipment totaling $0.5 million and $3.9 million, respectively. The expenditures in the fourth quarter were directed toward property maintenance and assay from this year's drilling program.  Administrative expenditures amounted to $0.7 million and $2.0 million for the three and 12 months ended February 28, 2011, respectively.

During the quarter ended February 28, 2011, as previously reported, Starfield raised $5.1 million through private placements, and at February 28, 2011, the Company had approximately $3.9 million of cash on hand.

The annual audited financial statements, management's discussion and analysis and additional information are available on the Company's website and on SEDAR.

About Starfield

Starfield Resources Inc. is an advanced exploration and development stage company.  The Company's primary asset is its Ferguson Lake nickel-copper-cobalt-platinum-palladium property in Nunavut, Canada.  Additional assets include a nickel-copper-cobalt-PGE-chrome project in the Stillwater district of Montana with historic copper, nickel, chromite resources (non 43-101 and not to be relied on); the Moonlight copper project in California with significant NI 43-101 copper resources; and two gold properties currently leased/joint ventured in Nevada.

Starfield has also funded the development of a novel, environmentally friendly and energy efficient hydrometallurgical flow sheet to recover metals from massive sulphides.

Forward-Looking Statements

This news release may contain certain information that constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend," "believe," "anticipate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices and other factors described above and in the Company's most recent annual information form under the heading "Risk Factors" which has been filed electronically by means of the Canadian Securities Administrators' website located at www.sedar.com. The Company disclaims any obligation to update or revise any forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

%CIK: 0001074795

For further information:

André J. Douchane	Greg Van Staveren	Investor Relations
President and CEO	Chief Financial Officer	416-860-0400
416-860-0400 ext. 222	416-860-0400 ext. 223	info@starfieldres.com
adouchane@starfieldres.com	gvanstaveren@starfieldres.com

www.starfieldres.com

CO: Starfield Resources Inc.

CNW 17:45e 03-MAY-11